December 7, 2009

Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

Re:          AXA
Form 20-F for the Fiscal Year Ended December 31, 2008, Filed March 27, 2009
Form 6-K, Filed March 27, 2009
File No. 1-14410

Dear Ms. Blye:

We are writing in response to the comments included in the September 24, 2009 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2008 and the Form 6-K, filed on March 27, 2009 by AXA (“AXA”, and, together with its consolidated subsidiaries, the “AXA Group”).

We appreciate the Staff’s careful review of our Form 20-F and our Form 6-K. We have sought to carefully and thoroughly consider the Staff’s comments. For your convenience, we have restated the Staff’s comments in full and in bold type, which are followed by AXA’s responses.

General

1.
You state on page 13 and elsewhere in you Form 6-K, filed March 27, 2009, that you operate in the Middle East, Africa and Latin America, regions generally understood to include Iran, Syria, Sudan and Cuba. Also, in the “AXA Assistance business in 2005” document posted on your website, you list Iran as one of the countries where your subsidiary, AXA Assistance, markets its products. Iran, Syria, Sudan and Cuba are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your annual report does not include disclosure regarding contacts with Iran, Syria, Sudan and Cuba. Please describe to us the nature and extent of your past, current and anticipated operations in, and other contacts with, Iran, Syria, Sudan and Cuba, whether through subsidiaries, joint ventures, affiliates, independent contractors, or other direct or indirect arrangements. Your response should describe any products or services you have provided to Iran, Syria, Sudan and Cuba, directly or indirectly, and discuss whether you have offices, sales agents, or other employees in those countries, and any arrangements, commercial arrangements, or other contacts you had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by those governments.

GIE AXA - 25, avenue Matignon 75008 Paris, France
Téléphone : +33 1 40 75 57 00. Fax : +33 1 40 75 47 92. www.axa.com
GIE AXA Groupement d’intérêt économique régi par l’ordonnance du 23 septembre 1967.

A.	Physical Presence/ Employees in Iran, Syria, Sudan and Cuba (the “Subject Countries”)

The AXA Group does not have any physical presence (branch, subsidiary, joint venture,  representative office or other facilities), nor does it have any employees or agents located in any of the Subject Countries.  Over the years, the AXA Group has been approached from time to time in connection with potential business opportunities in the Subject Countries.  While certain of these opportunities were potentially interesting from a business development point of view, the AXA Group has systematically declined these opportunities given our policy to refrain from doing business in the Subject Countries so long as they remain on the list of countries deemed to be state sponsors of terrorism by the US Department of State.

B.	Arrangements or Contacts With Governments of the Subject Countries or Entities Controlled by Any Such Government

To AXA’s knowledge, the AXA Group does not have any commercial or other arrangements with any of the governments of the Subject Countries and has a very limited number of arrangements and/or contacts with entities controlled by the government of a Subject Country which, as described below, are not material to the AXA Group.

Three non-US subsidiaries of the AXA Group provide insurance coverage to local subsidiaries or branches of entities known by AXA to be controlled by the government of a Subject Country: (1) AXA Corporate Solutions, a French subsidiary of the AXA Group active in the international marine and aviation insurance markets and which is often part of international pools of insurers, has issued aviation, marine hull and marine cargo insurance policies for 13 state-owned companies located in one of the Subject Countries, (2) AXA UK has entered into insurance relationships with the UK operations of four state-controlled Iranian banks (three advisory relationships and one UK group pension relationship) and one state-controlled Syrian company (a commercial insurance relationship), and (3)  AXA General Insurance Indonesia has issued motor insurance policies covering the vehicles of the Cuban and Syrian embassies in Indonesia as well as personal accident insurance contracts to the Cuban embassy’s driver.

GIE AXA - 25, avenue Matignon 75008 Paris, France
Téléphone : +33 1 40 75 57 00. Fax : +33 1 40 75 47 92. www.axa.com
GIE AXA Groupement d’intérêt économique régi par l’ordonnance du 23 septembre 1967.

In addition, AXA Assistance, a French subsidiary of the AXA Group that provides worldwide  assistance services, reinsures travel insurance covers issued by four Iranian insurance companies controlled by the Government of Iran. For a description of this activity, see Section C. Operations in the Subject Countries – Overview – Insurance Operations below.

In each of these cases, revenues from these arrangements are not material to the business of either the AXA Group or the relevant AXA Group company.

C.	Operations in the Subject Countries - Overview

While the AXA Group has no physical presence in any of the Subject Countries, as noted above, certain of the AXA Group’s subsidiaries do from time to time have limited and indirect contacts in or involving the Subject Countries in the ordinary course of their insurance and/or asset management activities.

Insurance Operations

Certain non-US subsidiaries of the AXA Group do from time to time underwrite global risk insurance policies, either directly or as part of a pool, for multinational corporate clients.  While these multinational corporate insurance clients are not incorporated or based in the Subject Countries and are not controlled by the governments of any Subject Country, they may have certain operations in the Subject Countries covered under these global risk insurance policies.  The non-US subsidiaries of the AXA Group that underwrite these policies have no control over the management or business activities of these clients including with respect to any operations or activities that they may have in the Subject Countries from time to time.  For example, certain non-US subsidiaries of the AXA Group underwrite or participate in insurance pools that underwrite aviation insurance coverage for the global fleets of non-US airline companies which, in certain cases, have flights to certain destinations in the Subject Countries. In this context, the AXA Group may provide aviation insurance as a global insurance cover but has no control over the operations or management of the insured airline companies including decisions as to whether the insured airplanes fly into any of the Subject Countries. Certain non-US subsidiaries of the AXA Group also underwrite, directly or as part of a pool, project-specific insurance coverage requested by multinational clients in connection with a particular project in a given country, which may, in certain instances, be a Subject Country.

Certain non-US subsidiaries of the AXA Group underwrite from time to time worldwide marine insurance policies for corporate clients, a limited number of which are based in one of the Subject Countries: (1) AXA Corporate Solutions, a French AXA subsidiary, has underwritten marine and aviation insurance policies for six companies based in Iran and one company based in Syria, (2) AXA Germany has issued two marine insurance policies to a Cuban company (with annual premiums of EUR 1,450 and EUR 1,460) and one insurance policy to a Syrian company (with an annual premium of EUR 1,764), and (3) AXA Spain holds a 10% co-insurance participation in a marine insurance cover for an Iranian ship (AXA Spain took this 10% co-insurance participation under an insurance program covering the fleet of a Spanish fishing company which subsequently sold one of its boats –with its insurance cover- to an Iranian company). Also, marine insurance policies underwritten by non-US AXA Group subsidiaries may cover clients which are not incorporated or based in any of the Subject Countries and not controlled by the government of any Subject Country but which may ship to or from a Subject Country. Individual marine insurance policies may also be issued for specific shipments to or from specific destinations, which may include a Subject Country. Maritime insurance laws applicable in most of the jurisdictions in which the non-US subsidiaries of the AXA Group operate provide that marine cargo insurance certificates may be assigned to the new owner of the insured cargo when title to the cargo passes during transit in accordance with the terms of sale. Consequently, an AXA client based outside the Subject Countries but shipping a cargo to a Subject Country may assign its AXA marine insurance certificate to a company based in such Subject Country. The non-US AXA entity issuing such a maritime policy has no control over such assignments.

GIE AXA - 25, avenue Matignon 75008 Paris, France
Téléphone : +33 1 40 75 57 00. Fax : +33 1 40 75 47 92. www.axa.com
GIE AXA Groupement d’intérêt économique régi par l’ordonnance du 23 septembre 1967.

One of the AXA Group’s German subsidiaries, AXA Art, underwrites worldwide “all risks” insurance policies covering works of art.  While AXA Art does not provide insurance to any government or government controlled entity of the Subject Countries and, to its knowledge, has no client resident or incorporated in any of the Subject Countries, certain of these insurance policies may be underwritten in the context of exhibitions or loans to exhibitions and, consequently, may cover works of art that from time to time are sent to or come from one of the Subject Countries. It is also possible that an AXA Art client moves his/her insured work of art into a Subject Country. AXA Art has no control over such relocations.

One of the AXA Group’s French subsidiaries, AXA Assistance, provides worldwide assistance services such as medical aid for travelers, car related road assistance and health-related services to certain corporate clients, including tour operators. While AXA Assistance does not provide coverage to the government or to any government controlled entity of any of the Subject Countries, it may from time to time render assistance services for the benefit of the customers of its corporate clients at their travel destinations worldwide which may include destinations in the Subject Countries. AXA Assistance generally provides global coverage to its clients and has no control over such travel destinations. If a customer traveling to a Subject Country requests assistance services, AXA Assistance is contractually obligated to operate in such country to the extent necessary for the requested assistance service to be rendered to the customer.

The German branch of an AXA Assistance French subsidiary provides reinsurance coverage for 16 Iranian insurance companies. These reinsurance programs cover compulsory travel insurance for Iranian citizens entering the “Schengen area” (which consists of the European Union states where the free movement of persons is established). This AXA Assistance branch also manages claims arising under these reinsurance covers. The reference to Iran in the “AXA Assistance business in 2005” document identified by the Staff in Comment 1 refers to this line of business.

Certain other AXA Group companies provide worldwide travel, accident, life or healthcare insurance policies for their clients. If a claim covered under such a  policy arises while the insured is traveling in a Subject Country, these entities may have to manage such claim and therefore have relationships with the Subject Country in question (for example, they may have to provide repatriation services, subcontract such activity to a local partner, or indemnify with respect to a loss).

GIE AXA - 25, avenue Matignon 75008 Paris, France
Téléphone : +33 1 40 75 57 00. Fax : +33 1 40 75 47 92. www.axa.com
GIE AXA Groupement d’intérêt économique régi par l’ordonnance du 23 septembre 1967.

Certain entities within the AXA Group have a negligible number of insurance contracts involving individual clients residing in one of the Subject Countries  As a general rule, these insurance contracts were entered into at the time the client was domiciled outside the Subject Country in question (generally, in the country in which the AXA entity providing the cover is licensed). For example, AXA Financial issued two life insurance policies to individuals in 1961 and 1978 while they were resident in the US.  These individuals have since relocated to Iran and Syria respectively. The individual residing in Syria is a US citizen who pays monthly premiums of US $29 out of a US bank account. No premium is being collected on the policy issued to the individual residing in Iran. Also, certain entities within the AXA Group have a limited number of insurance contracts with nationals from a Subject Country residing outside of the Subject Country in question. Similarly, in December 2003, AXA Winterthur, a Swiss subsidiary of the AXA Group acting through a Swedish broker, underwrote a life insurance policy for a Swedish national residing in Iran as an expatriate employee of ABB Sweden at the time of the subscription of the policy. He paid a single premium of EUR 173,832 in January 2004.

In each of the foregoing cases, revenues from these operations are not material to either the the AXA Group or to the AXA Group company in question.

Asset Management

The AXA Group’s two asset management subsidiaries, Alliance Bernstein and AXA Investment Managers, do not provide asset management services to the governments, government controlled entities or to other counterparties based in any of the Subject Countries.

Banking Operations

The AXA Group’s banking subsidiaries, AXA Bank Europe, AXA Bank AG and AXA Banque France, do not conduct banking operations in any of the Subject Countries or with the governments or any government controlled entities in any of the Subject Countries.  AXA Bank Europe does, however, have 17 individual clients who currently reside in a Subject Country (12 clients reside in Iran and 5 clients reside in Syria), most of whom also have residences in Belgium. The aggregate balance in the accounts of these 17 individuals is approximately EUR 4,000 and there have been no significant international transactions on these accounts.  These accounts are not material in any respect to AXA or to AXA Bank Europe from a qualitative or quantitative point of view.

D.	Operations in Subject Countries – Quantitative Considerations

GIE AXA - 25, avenue Matignon 75008 Paris, France
Téléphone : +33 1 40 75 57 00. Fax : +33 1 40 75 47 92. www.axa.com
GIE AXA Groupement d’intérêt économique régi par l’ordonnance du 23 septembre 1967.

We have sought to present the quantitative information below consistently for each Subject Country. In all cases and unless otherwise specified, the relationships mentioned involve non-US subsidiaries of the AXA Group and are maintained entirely outside the US. We have collected information for the revenues, assets and liabilities related to our operations in each of the Subject Countries as at and for the six months ended June 30, 2009 and the years ended December 31, 2008, 2007 and 2006.  Management has aggregated this information based on the AXA Group’s local and global systems and databases as well as management information.  While management believes that the data is accurate, the quantitative information presented below is not collected by the AXA Group as part of its regular financial reporting processes or presented, as such, in its audited financial statements and it is subject to  certain  limitations.

For example, it may not be possible to allocate with precision the revenues generated from a global insurance policy to a specific Subject Country. Certain non-US entities of the AXA Group provide worldwide insurance programs for international companies with very limited insurance coverage of subsidiaries located in a Subject Country. Since most of the associated risk is retained by local insurers through fronting arrangements, the risk located in the Subject Country and covered by the AXA policy is very limited and it may not be possible to allocate revenues to such policy with precision.  Similarly it is difficult to report with precision revenues generated from marine insurance policies attributable to covered risks located in a Subject Country. Since marine policies may be assigned without notice, the non-US AXA entity providing the coverage may not be aware that one of its policies has been assigned to an entity or an interest located in a Subject Country.

Revenues For the Six Months Ended June 30, 2009 and Assets and Liabilities as at June 30, 2009

Revenues earned from activities in the Subject Countries for the six months ended June 30, 2009 were approximately EUR 3,042,339 (representing less than 0.001% of total revenues of the AXA Group for the period). Total assets located in the Subject Countries as at June 30, 2009 amounted to approximately EUR 4,000 (representing less than 0.001% of the total assets held by the AXA Group as of that date). Liabilities in respect of the AXA Group operations in the Subject Countries amounted to EUR 199,722 as at June 30, 2009 (representing less than 0.001% of the total liabilities of the AXA Group as of that date).

By Subject Country, these figures break down as follows:

Subject Country	Revenues (in EUR)	Assets (in EUR)	Liabilities (in EUR)
Cuba	13,026	_	5,807
Iran	2,526,472	3,000	84,896
Sudan	5,821	_	108,194
Syria	497,020	1,000	825
Total	3,042,339	4,000	199,722
% of relevant AXA Group Total	less than 0.001%	less than 0.001%	less than 0.001%

GIE AXA - 25, avenue Matignon 75008 Paris, France
Téléphone : +33 1 40 75 57 00. Fax : +33 1 40 75 47 92. www.axa.com
GIE AXA Groupement d’intérêt économique régi par l’ordonnance du 23 septembre 1967.

Revenues For the Year Ended December 31, 2008 and Assets and Liabilities as at December 31, 2008

Revenues earned from activities in the Subject Countries for 2008 were approximately EUR 5,279,318 (representing less than 0.001% of total revenues of the AXA Group during the year). Total assets located in the Subject Countries as at December 31, 2008 amounted to approximately EUR 4,000 (representing less than 0.001% of the total assets held by the AXA Group as of that date). Liabilities in respect of the AXA Group operations in the Subject Countries amounted to EUR 364,271 as at December 31, 2008 (representing less than 0.001% of the total liabilities of the AXA Group as of that date).

By Subject Country, these figures break down as follows:

Subject Country	Revenues (in EUR)	Assets (in EUR)	Liabilities (in EUR)
Cuba	13,369	_	1,113
Iran	4,429,412	3,000	359,079
Sudan	3,823	_	3,068
Syria	846,083	1,000	1,011
Total	5,279,318	4,000	364,271
% of relevant AXA Group Total	less than 0.001%	less than 0.001%	less than 0.001%

Revenues For the Year Ended December 31, 2007 and Assets and Liabilities as at December 31, 2007

Revenues earned from activities in the Subject Countries for 2007 were approximately EUR 4,671,121 (representing less than 0.001% of total revenues of the AXA Group during the year). Total assets located in the Subject Countries as at December 31, 2007 amounted to approximately EUR 4,000 (representing less than 0.001% of the total assets held by the AXA Group as of that date). Liabilities in respect of the AXA Group operations in the Subject Countries amounted to EUR 294,196 as at December 31, 2007 (representing less than 0.001% of the total liabilities of the AXA Group as of that date).

GIE AXA - 25, avenue Matignon 75008 Paris, France
Téléphone : +33 1 40 75 57 00. Fax : +33 1 40 75 47 92. www.axa.com
GIE AXA Groupement d’intérêt économique régi par l’ordonnance du 23 septembre 1967.

By Subject Country, these figures break down as follows:

Subject Country	Revenues (in EUR)	Assets (in EUR)	Liabilities (in EUR)
Cuba	21,483	_	_
Iran	3,772,095	3,000	147,374
Sudan	9,266	_	145,616
Syria	868,277	1,000	1,206
Total	4,671,121	4,000	294,136
% of relevant AXA Group Total	less than 0.001%	less than 0.001%	less than 0.001%

Revenues For the Year Ended December 31, 2006 and Assets and Liabilities as at December 31, 2006

Revenues earned from activities in the Subject Countries for 2006 were approximately EUR 4,866,426 (representing less than 0.001% of total revenues of the AXA Group during the year). Total assets located in the Subject Countries as at December 31, 2006 amounted to approximately EUR 4,000 (representing less than 0.001% of the total assets held by the AXA Group as of that date). Liabilities in respect of the AXA Group operations in the Subject Countries amounted to EUR 823,306 as at December 31, 2006 (representing less than 0.001% of the total liabilities of the AXA Group as of that date).

By Subject Country, these figures break down as follows:

Subject Country	Revenues (in EUR)	Assets (in EUR)	Liabilities (in EUR)
Cuba	13,723	_	_
Iran	3,987,072	3,000	816,943
Sudan	17,219	_	6,336
Syria	848,412	1,000	27
Total	4,866,426	4,000	823,306
% of relevant AXA Group Total	less than 0.001%	less than 0.001%	less than 0.001%

GIE AXA - 25, avenue Matignon 75008 Paris, France
Téléphone : +33 1 40 75 57 00. Fax : +33 1 40 75 47 92. www.axa.com
GIE AXA Groupement d’intérêt économique régi par l’ordonnance du 23 septembre 1967.

The AXA Group’s consolidated revenues for the six months ended June 30, 2009 and the years ended December 31, 2008, 2007 and 2006 were approximately EUR 48,414,000,000, EUR 91,221,000,000, EUR 93,633,000,000, and EUR 77,966,000,000, respectively.  The AXA Group’s total assets as at June 30, 2009 and December 31, 2008, 2007 and 2006 were approximately EUR 674,739,000,000, EUR 673,516,000,000, EUR 722,927,000,000 and EUR 727,609,000,000, respectively.  The AXA Group’s total liabilities from insurance and investment contracts as at June 30, 2009 and December 31, 2008, 2007 and 2006 were approximately EUR 517,509,000,000, EUR 517,504,000,000, EUR 556,892,000,000 and EUR 560,602,000,000, respectively.

Based on the figures set forth above, we believe that the AXA Group’s operations involving the Subject Countries are not material in terms of revenues, assets or liabilities.

2
Please discuss the materiality of the contacts with of Iran, Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with the referenced countries for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities and others investors have proposed or adopted divestments or similar initiatives regarding investments in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

On the basis of our consideration of both quantitative and qualitative factors, we do not believe that the transactions, operations or relationships of the AXA Group involving the Subject Countries, individually or in the aggregate, are material to the AXA Group or that they constitute a material investment risk to our security holders.

GIE AXA - 25, avenue Matignon 75008 Paris, France
Téléphone : +33 1 40 75 57 00. Fax : +33 1 40 75 47 92. www.axa.com
GIE AXA Groupement d’intérêt économique régi par l’ordonnance du 23 septembre 1967.

As discussed in our response to Comment 1, the AXA Group’s operations and contacts involving the Subject Countries are not material in terms of revenues, assets or liabilities either to the individual AXA Group companies concerned or to the AXA Group taken as a whole.

AXA further believes that qualitative factors do not render its operations in the Subject Countries material.  In reaching our conclusion, we have taken into consideration the nature of the AXA Group’s operations in the Subject Countries, the potential reputational impact and potential impact on the value of its publicly traded shares of dealing with the Subject Countries.  AXA does not believe that a reasonable investor would consider the limited insurance and asset management transactions described in its response to Comment 1 to be qualitatively material so as to warrant additional disclosures.

The AXA Group believes that investors deciding to invest in AXA shares are aware of the fact that they are investing in a non-US company headquartered in France that provides financial services on a worldwide basis to a broad international client base. We are aware, as mentioned in the Staff’s comment letter, that various state and municipal governments, universities and others investors in the United States have proposed or adopted divestments or similar initiatives regarding investment in companies that do business with US-designated sponsors of terrorism. We follow developments in this area (and other areas of concern to our shareholder base) closely and, we do not believe that these initiatives have had or are likely to have any material adverse impact on the AXA Group’s share price or the willingness of investors to consider investing in AXA, particularly given the AXA Group’s very limited contacts with the Subject Countries and the fact that the AXA Group has no plans or intentions to develop business in any of the Subject Countries so long as they remain on the list of countries deemed to be state sponsors of terrorism by the US Department of State.

In connection with AXA’s responses to the Staff’s questions, AXA acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filling; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GIE AXA - 25, avenue Matignon 75008 Paris, France
Téléphone : +33 1 40 75 57 00. Fax : +33 1 40 75 47 92. www.axa.com
GIE AXA Groupement d’intérêt économique régi par l’ordonnance du 23 septembre 1967.

Please do not hesitate to call me at (011) 331 40 75 57 96 or Philip Boeckman at (011) 44 207 453 1020 with questions or comments concerning this response.

Very truly yours,

/s/ Denis Duverne
Denis Duverne Chief Financial Officer and Member of the Management Board

cc:           Jeffrey Riedler
Pradip Bhaumik
(Securities and Exchange Commission)